Mail Stop 4561

March 8, 2007

By U.S. Mail and Facsimile to 011 44131 626 0550

Mr. Guy Robert Whittaker
Group Finance Director
National Westminster Bank Plc England
135 Bishopsgate
London, England EC2M 3UR

      Re: National Westminster Bank Plc England
               Form 20-F for Fiscal Year Ended December 31, 2005
               Filed June 22, 2006
               File No. 001-09266

Dear Mr. Whittaker:

We have reviewed your response dated February 1, 2007 and have the following additional comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 4: Operating profit before tax, page 70

1. We note your response to comment 4 of our letter dated December 8, 2006. We feel a prominent financial measurement such as operating profit before tax should discuss why it does not agree to the consolidated financial statements and that it is provided to comply with UK GAAP and companies legislation. Please confirm you will revise future filings to include such disclosure.

Litigation, page 111

2. We note your response to comment 13 of our letter dated December 8, 2006. Please confirm you will revise future filings to disclose if litigation losses are not significant enough for footnote quantification.

Note 46: Significant Differences between IFRS and US GAAP, page 129

3. In your response to comment 17 of our letter dated December 8, 2006, you indicate the increases in impairment losses through discounting and of improved methodologies were partially offset by reallocation of general provision. Please quantify and more clearly describe the various gross amounts that netted to the increase in the provision of £218 million. Further, please tell us more specifically how you improved your methodologies in response to the implementation of IAS 39.

4. In your response, please reconcile the increase in the provision for loan impairments of £218 million on transition to IFRS on 1 January 2005 as referred to in your response to comment 17 to the Implementation of IAS 39 adjustment of £185 million presented in the table of impairment losses for loans and receivables and finance leases on page 79.

* * *

As appropriate, please revise future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with your response to our comments along with drafts of the proposed revisions to be included in your future filings. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your proposed revisions and responses to our comments.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3494, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief